

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Scott Abraham
Chief Executive Officer
Tixfi Inc.
6517 Palatine North
Seattle, WA 98103

> **Re:** **Tixfi Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2014**
> **File No. 333-197094**

Dear Mr. Abraham:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. We note that you have a limited amount of cash and operations to date and no revenues. We also note that significant steps remain to commence your business plan. Please revise the summary and throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Please also revise your disclosure on page 21 and 22 regarding resale of your common stock pursuant to Rule 144 of the Securities Act. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3. Please clarify whether you will place funds from investors into an escrow account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary of Prospectus, page 3

4. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

5. Consistent with your disclosure on page 7, disclose in the summary that you require a minimum of $50,000 to fully develop your business plan. Also, given your need to raise a minimum of $50,000 from this offering to fully implement your plan of operation, please revise to clarify that the amount of funds necessary to implement your plan of operation may not be fully obtained from the offering, cannot be predicted with any certainty and may exceed any estimates you set forth.

General Information About Our Company, page 3

6. Please clarify what service you plan to offer buyers and sellers with the second numbered method you intend to utilize, and provide support for your plan to establish yourself as a "leading" online brand for such service.

7. Refer to the paragraph on page 4 discussing your initial funding of $10,000. Please expand to also disclose the range of dates of the subsequent issuances of 975,000 common shares to the Selling Shareholders and the aggregate amount of cash received, including the per share amount. The "Liquidity and Capital Resources" discussion in MD&A on page 25 of the registration statement should be similarly revised.

8. Please clarify the duration of the offering by selling shareholders in the fourth paragraph on page 4 as it is inconsistent from the disclosure on page 1.

Risk Factors, page 5

9. Please add a risk factor that discusses the risk there may not be funds available for net income because your two directors and officers will eventually determine their salary and perquisites or explain why this risk factor is not necessary.

10. It appears that you intend to conduct your business operations solely online. Please add a risk factor regarding the online nature of your business, with particular attention to cyber-security issues and web server maintenance, or tell us why such risk factor is not necessary.

We have yet to earn revenue, page 9

11. Please clarify what you mean by your disclosure that "[y]ou should consider our independent registered public accountant's comments when determining if an investment in Tixfi is suitable." To the extent you are referring to the going-concern opinion, please revise to make that clear.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 13

12. Refer to the first sentence whereby you will pay the estimated $12,300 cost of this Registration Statement from cash on hand. As such amount exceeds your $5,000 cash on hand as of February 28, 2014, please include disclosure as of a more recent date of the amount of cash you have on hand. In addition, we note in Part II under Other Expenses of Issuance and Distribution, that offering expenses will be paid by cash on hand and any shortfall will be loaned by the officers. Please also include that disclosure in this risk factor, as warranted.

Selling Security Holders, page 17

13. Please be advised that a person may be deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that some of the selling shareholders share the same last name. To the extent applicable, please revise the table to reflect the number of securities that are beneficially owned by each selling shareholder.

Description of Business, page 20

14. Please reconcile your disclosure in the second paragraph that you have "nominal" revenues to date, with your disclosure on page 4 and elsewhere that you have generated no revenues. Please also quantify here your losses since inception. Similarly, please reconcile your disclosure on page 24 that you have "minimal" revenues.

15. We note that you have begun development of your website and that you will use proceeds of this offering to fully develop its functionality. Please provide an

estimated timeline for its completion and disclose any costs associated with the development and launch of the website.

Number of Employees, page 21

16. Please revise to clarify your statement here that officers and directors intend to "do whatever work is necessary" to bring you to the point of earning revenues by disclosing the amount of time they do plan to devote to your business. In this regard, we note your disclosure throughout that they plan to devote between 8 and 24 hours per week. Please also clarify here that there are no employment agreements in place with your officers in which they have agreed to continue donating their time to the development of the company.

Liquidity and Capital Resources, page 25

17. Please clarify what you mean that officers have agreed to advance funds as needed until the public offering is completed or "failed." It is unclear from your disclosure what you would consider a failure of the offering. Please clarify.

Background Information about Our Officers and Directors, page 27

18. Please clarify if Mr. Abraham intends to continue operating the self-employed business and the approximate number of hours per week he plans to spend in that capacity.

19. Please briefly disclose the business experience of Ms. Martin during the past five years. In this regard, please clarify where Ms. Martin was employed at the time of her retirement and during the past five years.

20. We note from the disclosure on page 7 that Ms. Martin is involved in outside business activities. Please disclose here any other outside positions that are currently held by Ms. Martin.

Certain Relationships and Related Transactions, page 28

21. We note from your disclosure on page 6 and elsewhere that if you experience a shortage of funds your officers have "indicated a willingness" to loan the company funds to complete the registration process as well as to advance funds to operate during the start-up phase. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations which is available on our website at http://www.sec.gov.

22. We note from your disclosure on page 21 that management provides office space to you at no cost. Please disclose your rent arrangement in this section. For guidance, please refer to Item 404(c) and Item 404(d) of Regulation S-K.

Financial Statements

Statement of Stockholders' Equity, page 36

23. Based on the disclosures in your financial statements and elsewhere in the filing, it is unclear if you have 5,000,000 or 10,000,000 shares outstanding at February 28, 2014. For example, your balance sheet on page 34 and Note 4 on page 41 disclose that you have 5,000,000 shares outstanding while your statement of shareholders equity on page 36 discloses that you have 10,000,000 shares outstanding. Please revise your financial statements and your disclosures throughout the filing to clarify whether you have 5,000,000 or 10,000,000 shares outstanding at February 28, 2014.

24. In addition, if the correct number of share outstanding at this date is 5,000,000 shares, we would anticipate that the weighted average number of common shares outstanding used in your net loss per share computation on the statement of operations would change from the 6,515,152 shares presently shown as such amount is greater than the actual number of common shares issued and outstanding at February 28, 2014. Please revise accordingly.

Age of Financial Statements

25. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the amendment to the Form S-1 Registration Statement should include unaudited interim financial statements for the three months ended May 31, 2014, along with updating the Selected Financial Data, MD&A, Dilution, Capitalization, and other related financial information.

Accountants' Consent

26. Filed amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        James B. Parsons, Esq.